Exhibit 17.1

Gentlemen, as you know I have had major disagreements with the direction of the company. I am deeply concerned that the current action will cause multiple lawsuits and take this company rapidly towards bankruptcy. The lack of communication and unprofessional treatment of banks, creditors and debtors have exasperated the position we are in. Only one other board member is interested in communicating and trying to ensure that all board members get all the facts and have all the information to avoid lawsuits and help us make completely informed decisions that help the shareholders. Therefore due to ethical reasons I can no longer serve on this board. I am resigning from the board effective immediately.

Jeff Fiebig